Exhibit 99.1

Senstar Technologies Ltd. 10th F. Gibor Sport Tower 7 Menachem Begin Road Ramat Gan 5268102, Israel	T: +972-74-794-5200 www.senstartechnologies.com

Senstar Showcases Innovative Multi-Sensing
Detection System for Full Situational Awareness at
Global Security Exchange (GSX)

RAMAT GAN, Israel, September 21, 2023 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, announced the introduction of Senstar MultiSensor™ at last week’s Global Security Exchange (GSX) show in Dallas.

“Senstar is excited to show Senstar MultiSensor™, an AI-based intrusion detection system that uses an embedded sensor fusion engine to intelligently synthesize data from multiple sensing technologies”, said Jeremy Weese, Senstar’s Chief Technology Officer.  “The system includes short-range radar, PIR, accelerometer, high frequency vibration, and image sensors.”

The system provides a Probability of Detection (Pd) far exceeding that of traditional sensors while eliminating nearly 100% of nuisance alarms. With real-time location tracking and ground-level image capture capabilities, security personnel obtain a wider context of events as they occur, thereby enabling the right decisions at exactly the right time.

“Senstar MultiSensor is a real game changer and another example of how Senstar continues to innovate in this industry,” stated Fabien Haubert, interim Chief Executive Officer of Senstar Technologies. “Conventional sensor technologies focus on detecting specific physical phenomena, and by themselves do not take into account the full context in which an event is occurring. With Senstar MultiSensor, we can provide complete and precise situational awareness for each event to make the best decision.”

Senstar MultiSensor is the culmination of over 40 years of experience working with customers and the real challenges they face with intrusion detection. This groundbreaking new system is unlike anything else on the market.

The new solution captured a lot of interest from GSX show attendees. It will be on display at Senstar’s upcoming events at APS in Paris and Security Canada Central in Toronto.

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Tomer Hay Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Kim Rogers Managing Partner Hayden IR +1 541-904-5075 Kim@HaydenIR